Filed by R1 RCM Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: R1 RCM Inc.
Commission File No.: 001-34746
Date: March 16, 2022

The following is a complete transcript of R1 RCM Inc.’s fireside chat held on March 16, 2022 at the Barclays Global Healthcare Conference.

R1 RCM Presentation at the Barclays Global Healthcare Conference March 16, 2022

Moderator
•Nicholas Apostolatos, Barclays

Presenters
•Joseph Flanagan, President & CEO
•Rachel Wilson, CFO & Treasurer

PRESENTATION

Nicholas Apostolatos
Alright. So we will go ahead and get going. Good afternoon everyone. Welcome to day 2 of Barclays' healthcare conference. I'm Nicholas Apostolatos with Barclays and let me just say it's my absolute pleasure to be here with Joe Flanagan and Rachel Wilson, CEO and CFO of R1. Obviously, this is a fireside chat format. So we'll go ahead with questions. I'll start with a handful of them, and then I'll go ahead and open it up to the audience.

Joseph Flanagan
Great. Thanks, Nicholas, so much for having us-

Nicholas Apostolatos
Thanks for being here.

Joseph Flanagan
-at the conference.

Nicholas Apostolatos
So I think first, I'd like to just start on the macro picture a little bit here. And maybe, something that I think is very much on everybody's mind is focused on the providers, is just, you know, the environment around, you know, inflation, labor shortages, you know, wage pressure. Can you just tell us a little bit about how that's, you know, how that's impacting the business?

Joseph Flanagan
Yeah, we would agree. Every one of our discussions with providers, prospective customers, if it's not number one, it's number two, in the list of topics that we talked through. Maybe the best way for me to cover this is in two dimensions. And let me start with our business because we're not immune to the environment. So when you think about how are we navigated and navigating it on our own. The way I would characterize this is we've got about $7 to $8 million dollars in the current year planning assumptions, which is wage inflation above what we would normally expect to have. So, you know, if you think about our business, and as we look at the planning assumptions around the business, we have an assumption around what we call effect on payroll. And in this particular year, we're up on that. To my point, we're not immune [inaudible]. And that's about $7 to $8 million in aggregate. That is incorporated into our 2022 guidance. And if you look at the midpoint of the guidance range at $395, that's 15% year-over-year EBITDA growth. Now, we had previously put out a long-time guidance or modeling assumption. You should expect us to grow at 12 to 15% per annum. So I'm pleased with the team's execution around that in the sense that we're at the high-end of that range and we are absorbing labor inflation. The offset to that is automation. So automation, we're ahead of our projections. And some of that favorability we're reinvesting, some of it is being used to offset labor inflation, but we're not immune to it. This is a topic we look at. We're focused on it. I'm very pleased we made the early investments in automation that we did. So on that basis, when you think about how is this affecting our business as it relates to commercial pipeline? It's a tailwind. So we're seeing growth in our pipeline. Our ability to navigate this is recognized as favorable to the providers' current state operations. We made the investments in technology automation. We source labor nationally and globally, whereas most providers are sourcing labor locally. So we sit down and talk with them. There's a recognition that we're in a better position than they are, and that catalyzes a discussion on kind of a potential broader partnership, which I absolutely think that's contributing to the pipeline growth we're seeing.

Nicholas Apostolatos
So basically, an increase in the addressable market.

Joseph Flanagan
Correct.

Nicholas Apostolatos
You've got more-

Joseph Flanagan
That's correct.

Nicholas Apostolatos
-providers willing to go that direction.

Joseph Flanagan
Correct and I think this is an inflection point, that we've always talked about this. We fully expect the shift of what today we would say as 30% of the revenue cycle infrastructure across the provider landscape is in the hands of companies such as ours, 70% captive. I think this macro inflection point will catalyze that shift materially, and, you know, I think that should provide a tailwind, kind of over the next couple of years on growth.

Nicholas Apostolatos
Got it. Okay. Well, that's a good segue. So, certainly, in all the time that we've spent covering the company, I'd say, you know, the contract momentum is truly extraordinary, whether it's Mednax LifePoint, you know, bevy of other announcements around new contracts. What is it that's driving that? And you don't really see others winning these contracts in the market. I'm not asking you to comment on competitors, but just what is it that's tipping these contracts in your favor?

Joseph Flanagan
Yeah, I mean, one thing I would say is we've been doing this for a long time. So we've been at this in a very focused way since inception of the company. And the reason I mentioned that is over that timeframe, we've amassed significant amount of learnings that contribute to our value prop, our contracting IP, the alignment that we are able to achieve with the health system in terms of, you know, their success and us contributing to and participating in kind of that equation. So I do think, just the time, the experience, the track record, you know, over that period helps. The second thing I would say is the investments we've made in technology are very, very important. I think the providers recognize that for them to be convinced that somebody, whether that's us or any other counterparty, is able to add value to their current state, they need to be convinced that there's a strong commitment to technology. And the thing I would stress on technology is integrated across the process. Still today, the technology landscape is too fragmented and too siloed, and that's a barrier to achieving some of the potential kind of that's created. And a third thing I would say is just proof points of delivering the value prop in some of the most demanding and sophisticated health systems, whether that be Ascension, LifePoint, Intermountain, to name a few. I think that's validation, if you will, from a broader market standpoint that's being recognized.

Nicholas Apostolatos
So there's a reference ability element-

Joseph Flanagan
Yes.

Nicholas Apostolatos
-to this, you know, that really just builds on itself.

Joseph Flanagan
Right.

Nicholas Apostolatos
Fascinating. Got it. So, I think it's great to see all the contract momentum. Obviously, you get the contract in the door. That's great. You recently upped your guidance for annual new NPR, but implementing it and, you know, having the infrastructure for it, is a whole different ball of wax and, you know, something that you've obviously refined over the years, but tell me how you think about preparing for all this additional growth and supporting it?

Joseph Flanagan
Yeah, so the one thing I would highlight in 2016. I think that's really important to know. In 2016, we made the decision, and it was a significant investment at the time, to fully form a deployment function, a standalone deployment function, that's a cost center within the company. And what I mean by that is that the cost that we incur to staff and maintain that team and that organization, is not recovered against any one P&L. Right, so it is a cost center truly independent of our contracting activity. That gives us line of sight, you know, four walls around that capacity. And we've grown that over time, very well structured, very specific on how we approach deployment. It's one of the things in our commercial pursuit process that's recognized by customers, and gives them confidence that we understand how to do this. And so with that in place, what we're in a position to do to plan discrete nominal capacity and the way we think about that is, we think about that in chunks of NPR that we're contracting. So entering 2021, we had $3 billion of nominal capacity in that deployment function. And what that means is, we could start $3 billion of new end-to-end NPR in that year. We raised that to $5 billion in Q1 of '21, or made the decision to raise it. We entered this year with that in place. That $5 billion of carrying costs, if you will, is in our 2022 guidance. Okay? So it's, you know, that's not something that is separate from guidance. That's incorporated into our 2022 guidance. And so, as I set up my Q4 call, we have line of sight right now to starting about $7 billion of new NPR this year. Now part of that is a large contract that we're spreading and then part of that is net new, incremental NPR that we have line of sight to add. And so in our Q4 call, we basically said, we will for sure raise capacity to $7 billion nominally. We're working through right now if we want to take that higher, just based on market backdrop. But we have that ability, because of kind of the way we've approached the deployment function, if you will.

Nicholas Apostolatos
Got it. Very helpful. So in a moment I'll go to the audience for any questions, but just one because I think it's very important here. You've got your period of what appears to be reaccelerating growth of the company, that you're getting ready for. You're getting ready to onboard. And then you go ahead and do the Cloudmed acquisition. So significant corporate milestone, you know, very impactful in the relative size of the business and what you're integrating. Can you tell us a little bit about how the customers have responded to it, how you see Cloudmed fitting into the longer-term trajectory and strategic plan for the company?

Joseph Flanagan
Yeah, first starting with customers, feedbacks been very, very encouraging, in fact, almost across the board. You know, as I think about the discussions I've had with the customers, they know the company. They hold the company in high regard. They recognize the criticality of what the company does as it relates to their economics. You know, really ensuring they get paid for the services they render is very, very important. And those revenue increases are basically at 100% margin, because they're performing those services already. So that's been very encouraging and then the strategic rationale, through the lens of the customer sharing feedback with us, basically has been positive as well. Hey, we understand why this is a good fit, why there's complementary skills between the two companies, and how that will manifest itself in an improved value prop to us, you know, regardless of how we may engage, whether that's an end-to-end engagement or in a modular type offering. So that's first from the customer lens. If you think about integration, if you will, and how we'll bring the companies together. You know, what I'll start with is Lee. So Lee is the current CEO of the business. I'm really excited to work with Lee, partner with Lee. Just a little bit about his background. You know, he was at McKinsey so he understands, you know, that kind of consultative engagement model which is very valuable for us and then, significant time in healthcare, monetizing and commercializing data. And so as you think about the assets we have, I'm excited with Lee's profile. He's got more experience than me in the technology productization, commercialization, and I think my operating experience complements his. So, really excited about that relationship and how we'll go forward. We fully intend to capitalize on their world-class commercial engine. So they have a great commercial team, demonstrated track record going into modular offering. We have modular offerings where we have not fully unlocked the growth potential, Entri, VisitPay, our PAS business. We tend to look at those as how can we use those to fuel our end-to-end value prop. We have always known this is a part of the market that we can unlock, and it can be an on-ramp to a broader relationship. Going all the way back to 2016, we launched five core modules, but we just haven't had the ability with the growth and new contract signings on the end-to-end to build that channel. And so, you know, this transaction, you know, unlocks that very quickly, we think, and we're excited about that. Corporate functions will take advantage of R1's scale, sophistication, you know, and capacity along those lines.

Nicholas Apostolatos
That's great. Maybe at this point, I'll open it up to the audience. See if there any questions. Okay. So one thing you'd mentioned about, you know, leaves actually a very good segue, which is you recently took up your long-term, you know, EBITDA margin targets you had been before the automation but then there was almost a lockstep move with the Cloudmed acquisition. Can you just talk a little bit about the digitization strategy? You mentioned that Cloudmed was going to help it but we would love to just get a better sense for how you see that playing out.

Joseph Flanagan
Yeah. First thing I'll say in the combined company's technology architecture. Cloudmed has a very modern data ingestion and data platform. And that makes sense. They're ingesting a massive amount of data across their installed base, and so that will become the design of record, you know, that their architecture on the data layer, we will pour it into. And the added benefit of that, for us as it relates to the combined company's automation use cases is we're very focused on unlocking the opportunity with automated decision-making. So if you look at the economic benefit we've driven up till now on quote-unquote, automation, it's largely been automating manual repetitive tasks, okay. Low hanging fruit, easy for us to go after, logical for us to have that as a first priority. Most of what we're automating is the resources we've already moved offshore. Okay? So the cost basis that we're automating off to is pretty low already. As we think about using data and using some of the kind of algorithms that we have and Cloudmed has and applying those in a more automated decision-making fashion. We have a strong line of sight to starting to automate more of our onshore labor kind of footprint, which the starting basis is higher and the return, as a result of that is higher. So that's really, really, thematically, a significant priority for us. Lee will lead that in his capacity. And like I said, he's got a demonstrated track record of converting those opportunities and multiple kind of areas of healthcare.

Nicholas Apostolatos
Got it. So just to clarify a little bit on the digitization. Is it using the data to make what continue to be labor-based workflows more efficient, or is it eliminating heads onshore, or is it both?

Joseph Flanagan
Both. But what we have is, where we have today, human resources making decisions, okay? As opposed to just transacting against a work list using the predictive analytics and machine learning and all those levers, if you will, to automate the decision-making. And what I'm saying there is most of the decision-making we have in the revenue cycle operations still resides onshore. And we think there's a significant opportunity to unlock economic value and also improve quality of outcomes as a result of that, reduce variability, you know, by having a machine kind of drive those decisions.

Nicholas Apostolatos
Great. That's great. Why don't we maybe shift a little bit more to the financial management aspects of the business. Rachel, you know, obviously R1 has over the last handful of years, you know, become, you know, significantly more cash flow generative. So you got to a point where, you know, leverage had come down, EBITDA had grown, but now you're going to be acquiring the Cloudmed business. There's a certain amount of leverage that's going to be associated with that. How do you think about the trajectory of leverage for the business, you know, near-term versus longer-term? And as leverage starts to come down and you have more free cash flow, you know, what do you think the priorities are?

Rachel Wilson
Yeah, and I'll start with the fact that we ended this year at 1.9 times net leverage. As you think about how we used our cash, you saw we have a very balanced approach. The first part being, of course, to support our organic growth and some of the investments in technology that you, Joe, elaborated on. You know, that being kind of that top priority. You also saw us take advantage of the opportunities around us, whether that was the completion of the VisitPay acquisition, which we use some cash on balance sheet as well as some debt for. We did $40 million of voluntary debt paydown, and we also did over $56 million of share repurchase at an average price of around $21.60. So very balanced and disciplined approach as you look across what we did. As we look forward, again, even at the time of acquisition, at close, we'll be 2.6 times levered. So again, very modestly leveraged with a strong cash flow profile pro forma, as you noted, that quickly does de-lever. As we look ahead, we do feel we've got nice opportunities ahead of us to take advantage of the market. First point though being, supporting our organic growth and of course keeping that balanced conservative approach and ample liquidity, but we will look at opportunities around us as we progress and successfully integrate.

Nicholas Apostolatos
Got it. Thank you. Okay, well, so I think I'll just turn to the audience in case there are any final questions? I had one. So Joe, you know, come a very long way with this organization over the last, you know, close to a decade at this point. So, accomplished a lot, but you've got sort of the runway here. You know, strategically, what's your vision for the business? Where would you like to see it evolve, you know, over time? You know, are there certain areas, you know, from a capability standpoint, you'd like to add just as you look forward?

Joseph Flanagan
Yeah.

Nicholas Apostolatos
Obviously, there's a lot today that you're dealing with, so I, you know, understand that there's a lot to be focused on the current day, but I just be curious.

Joseph Flanagan
Yeah, I mean, I would highlight two things, you know, as you think about, you know, out over the longer-term planning horizon that I'm really excited about, passionate about. One is this technology thing. You know, if you look at this industry today, $110 billion of cost the providers are spending to convert revenue to cash. Of that cost, 80% is labor. The process is yielding 93 cents on the dollar or, you know, significant yield loss. And I just think there's such an opportunity and I think about it. That ratio of technology spend to labor spend should be inverted by 10 years from now. It should be 60% technology spend, 40% labor, at a lower aggregate cost point, at a higher quality. And that's really, you know, as an operator, I'm very passionate about kind of driving that and leading that within the company. And then the second one, I would say is scaling risk-based payment models. So when I look at that through an operating lens, right now there's still a high degree of variability, because it's still bespoke, if you will, how risk bearing entities are thinking about managing that payment model. And I think just our ability to scale infrastructure, our understanding of the drivers, economic drivers on that payment model. That's very exciting for me. We think we have time, you know, we're very active there, but those are the two areas I would say for us. Just core application of technology and then, you know, the value-based payment models over time, you know, are things that I get a lot of energy and excitement around.

Nicholas Apostolatos
And from a client's perspective, you know, it's obviously value-based payments.

Joseph Flanagan
Yeah.

Nicholas Apostolatos
How they get paid.

Joseph Flanagan
Right.

Nicholas Apostolatos
How they get paid. Is it fair to say that customers are coming to you and saying, you know, "Joe, this is something where we'd like you to be more involved in the workflow for us. Help us."

Joseph Flanagan
Starting to. I don't want to characterize where we've got the market in mass coming to R1.

Nicholas Apostolatos
Sure.

Joseph Flanagan
But we are seeing signs where the providers are acknowledging, you know, our track record, our scale, our understanding of that area of the reimbursement. And, you know, my goal is to just ensure that, you know, continues to expand, and, you know, ultimately we're the preferred infrastructure provider of choice to manage, you know, that payment model.

Nicholas Apostolatos
That would make a lot of sense. Okay. Well, thank you. I mean, I don't know if you had any concluding thoughts. This has been-

Joseph Flanagan
No.

Nicholas Apostolatos
-really wonderful. So thank you for spending the time with us and it's wonderful to see all your success.

Joseph Flanagan
Great, thanks. Thanks again so much for having us at the conference. Appreciate it.

Additional Information and Where to Find It

This communication includes information regarding the proposed transaction between R1 RCM Inc. (the “Company”) and Cloudmed, a leader in Revenue IntelligenceTM solutions for healthcare providers. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all shareholders of the Company. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at www.r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth, and future performance, including, but not limited to, statements about the expected timing, completion, and effects of the proposed transaction, the Company's strategic initiatives, capital plans, costs, ability to successfully implement new technologies, future financial and operational performance, and liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see,” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the Company's ability to retain existing customers or acquire new customers; (ii) the development of markets for the Company's revenue cycle management offering; (iii) variability in the lead time of prospective customers; (iv) competition within the market; (v) breaches or failures of the Company's information security measure or unauthorized access to a customer's data; (vi) delayed or unsuccessful implementation of the Company's technologies or services, or unexpected implementation costs; (vii) disruptions in or damages to the Company's global business services centers and third-party operated data centers; (viii) the impact of the COVID-19 pandemic on the Company's business, operating results, and financial condition; (ix) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (x) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; and (xi) the Company’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in the Company's most recent annual report on Form 10-K, quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that will be filed relating to the transactions described herein, and any other periodic reports that the Company files with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied in the Company's forward-looking statements. Subsequent events and developments, including actual results or changes in the Company's assumptions, may cause the Company's views to change. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions.